SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

Bright Scholar Education Holdings Limited

(Name of the Issuer)

Excellence Education Investment Limited

Bright Education Mergersub Limited
Mr. Hongru Zhou
Mr. Ruolei Niu

Ultimate Wise Group Limited
Sure Brilliant Global Limited

Wisdom Avenue Global Limited

Waterflower Investment Ltd.

Noble Pride Global Limited

Yeung Family Trust V

TMF Trust (HK) Limited

Ms. Huiyan Yang
(Name of Person(s) Filing Statement)

American Depositary Shares, each representing four Class A ordinary shares, par value of US$0.00001 per share*

(Title of Class of Securities)

109199208**

(CUSIP Number of Classes of Securities)

Bright Scholar Education Holdings Limited Suites 6-7 The Turvill Building Old Swiss 149 Cherry Hinton Road Cambridge, England, CB1 7BX United Kingdom Tel: +44 12-2334-1303

Excellence Education Investment Limited
Bright Education Mergersub Limited
Mr. Hongru Zhou
Mr. Ruolei Niu

Ultimate Wise Group Limited
Sure Brilliant Global Limited

Wisdom Avenue Global Limited

Waterflower Investment Ltd.
Noble Pride Global Limited

Yeung Family Trust V

TMF Trust (HK) Limited

Ms. Huiyan Yang

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Fang Xue, Esq. Gibson, Dunn & Crutcher LLP One Raffles Quay Level #36-01, North Tower Singapore 048583 +65 6507 3692

Dan Ouyang, Esq.

K. Ronnie Li, Esq.
Baker & Mckenzie LLP

Suite 3401, China World Office 2
China World Trade Centre

No. 1 Jianguomenwai Avenue
Chaoyang District

Beijing 100004

The People’s Republic of China

(86) 10 6535-3800

Owen Wang, Esq. Ning Liu, Esq King & Wood Mallesons LLP 500 Fifth Avenue, 50th Floor New York, NY 10110 United States +1 212 319 4755

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares (“ADSs”), each representing four (4) Class A ordinary shares, par value of US$0.00001 per share, of the Company (the “Class A Ordinary Shares”).

**	CUSIP number of the ADSs, each representing four (4) Class A Ordinary Shares.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION,
PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON
THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION
STATEMENT ON SCHEDULE 13E-3.

ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This amendment No. 2 (this “Final Amendment”) to the transaction statement pursuant to Rule 13e-3 amends and supplements the transaction statement pursuant to Rule 13e-3 filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on October 24, 2025 and amended on November 18, 2025 (together with the exhibits thereto, as amended, the “Transaction Statement”). Except as provided herein, this Final Amendment does not modify any of the information previously reported on the Transaction Statement.

This Final Amendment is being filed jointly by the following Persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Bright Scholar Education Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Shares (as defined below) that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Excellence Education Investment Limited, a limited liability company organized and existing under the laws of the British Virgin Islands (“Parent”); (c) Bright Education Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (d) Mr. Hongru Zhou, chairperson of the board of directors of the Company (“Mr. Zhou”); (e) Mr. Ruolei Niu, Chief Executive Officer of the Company (“Mr. Niu”); (f) Ultimate Wise Group Limited, a limited liability company organized and existing under the laws of the British Virgin Islands (“Ultimate Wise”); (g) Sure Brilliant Global Limited, a limited liability company organized and existing under the laws of the British Virgin Islands (“Sure Brilliant”); (h) Wisdom Avenue Global Limited, a limited liability company incorporated under the laws of the British Virgin Islands (“Wisdom Avenue”); (i) Waterflower Investment Ltd., a limited liability company incorporated under the laws of the British Virgin Islands (“Waterflower Investment”); (j) Noble Pride Global Limited, a limited liability company incorporated under the laws of the British Virgin Islands (“Noble Pride”); (k) Yeung Family Trust V, an irrevocable discretionary trust established under the laws of Jersey (“Yeung Family Trust”); (l) TMF Trust (HK) Limited, a limited liability company incorporated under the laws of Hong Kong (“TMF Trust”); and (m) Ms. Huiyan Yang, the sole shareholder of Sure Brilliant. Filing Persons (b) through (m) are collectively referred to herein as the “Buyer Group.” Filing Persons (h) and (i) are collectively referred to herein as the “Sponsors.”

The Transaction Statement relates to the Agreement and Plan of Merger dated as of October 13, 2025 (the “Merger Agreement”) by and among the Company, Parent and Merger Sub, pursuant to which and following the satisfaction of conditions thereunder, Merger Sub has merged with and into the Company (the “Merger”) through a “short-form” merger between a parent company and one of its subsidiary companies (as those terms are defined in the Companies Act (As Revised) of the Cayman Islands (as amended, modified, or re-enacted from time to time, the “Cayman Islands Companies Act”)) in accordance with Part XVI and in particular Section 233(7) of the Cayman Islands Companies Act, with the Company continuing as the surviving company (as defined in the Cayman Islands Companies Act, the “Surviving Company”) resulting from the Merger.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transactions that are the subject of the Transaction Statement.

All information contained in the Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person. Capitalized terms used but not defined in this Final Amendment shall have the meanings given to them in the Transaction Statement.

ITEM 15. ADDITIONAL INFORMATION

Item 15(c) is hereby amended and supplemented as follows:

(c)	Other Material Information

On December 16, 2025, the Company and Merger Sub filed with the Registrar of Companies of the Cayman Islands a plan of merger (the “Plan of Merger”), pursuant to which the Merger became effective on December 16, 2025 (the “Effective Time”), with Merger Sub merging with and into the Company and the Company becoming a private company wholly owned by Parent.

The consummation of Merger was financed through cash contribution from the Sponsors and payment by the Surviving Company and the Buyer Group of the fees and expenses incurred in connection with the Merger.

Pursuant to the Plan of Merger, at the Effective Time, (i) each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined below), Shares represented by ADSs and dissenting shares) was cancelled in exchange for the right to receive US$0.575 in cash per Share without interest and net of any applicable withholding taxes (the “Per Share Merger Consideration”); and (ii) each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with the underlying Shares represented by such ADSs, was cancelled in exchange for the right to receive US$2.30 in cash per ADS (less US$5.00 for each 100 ADSs (or portion thereof) cancellation fees pursuant to the terms of the deposit agreement, dated as of May 17, 2017, by and among the Company, The Bank of New York Mellon as depositary for ADSs (the “Depositary”), and all beneficial owners and holders from time to time of ADSs issued thereunder), without interest and net of any applicable withholding taxes.

The “Excluded Shares” are, collectively, Shares (including Shares represented by ADSs) (a) beneficially owned by the Buyer Group and any of their respective affiliates, (b) held by the Company or any subsidiary of the Company or held in the Company’s treasury, if any, and (c) held by the Depositary, the Company or the Company’s representatives, and reserved for issuance, settlement and allocation upon exercise or vesting of Company Options (as defined below).

In addition, pursuant to the Merger Agreement, as of the Effective Time, the Company terminated the 2017 Share Incentive Plan and 2024 Share Incentive Plan adopted by the Company on December 15, 2017 and January 18, 2024 respectively (collectively, the “Company Equity Plan”) and any relevant award agreements entered into under the Company Equity Plan.

At the Effective Time, except as otherwise consented to by the holder of such option, each option to purchase Shares granted under the Company Equity Plan in accordance with the terms thereof (each, a “Company Option,” and collectively, the “Company Options”) that was vested, outstanding and unexercised immediately prior to the Effective Time was cancelled in exchange for an amount of cash equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price per Share of such Company Option, multiplied by (ii) the number of Shares underlying such Company Option (assuming such holder exercised such vested Company Option in full immediately prior to the Effective Time), which amount will be paid as promptly as practicable following the Effective Time (but in any event no later than the next regularly scheduled employee payroll date of such holder) by the Surviving Company; provided that if the exercise price of any such Company Option was equal to or greater than the Per Share Merger Consideration, such Company Option was cancelled without any payment therefor.

Each Company Option unvested or otherwise not exercisable immediately prior to the Effective Time was cancelled for nil consideration.

As a result of the Merger, the ADS program for the ADSs will terminate and the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (the “NYSE”). The Company has requested that trading of the ADSs on the NYSE be suspended, and that the NYSE file with the SEC a Form 25 notifying the SEC of the NYSE’s withdrawal of the ADSs from listing on the NYSE and intention to withdraw the Shares from registration under Section 12(b) of the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to file with the SEC, ten (10) days after the NYSE files the Form 25, a Form 15 suspending the Company’s reporting obligations under the Exchange Act and withdrawing the registration of the Shares under the Exchange Act. The Company’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration of the Shares becomes effective.

ITEM 16. EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)	Annual Report on Form 20-F for the fiscal year ended August 31, 2024 of the Company, filed with the SEC on December 13, 2024*
(a)(2)	Press Release issued by the Company, dated January 24, 2025 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on January 24, 2025)*
(a)(3)	Press Release issued by the Company, dated April 28, 2025 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on April 29, 2025)*
(a)(4)	Press Release issued by the Company, dated May 28, 2025 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on May 28, 2025)*
(a)(5)	Press Release issued by the Company, dated June 4, 2025 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on June 4, 2025)*
(a)(6)	Press Release issued by the Company, dated June 20, 2025 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on June 20, 2025)*
(a)(7)	Press Release issued by the Company, dated October 13, 2025 (incorporated herein by reference to Exhibit 99.1 to a Current Report on Form 6-K furnished by the Company to the SEC on October 14, 2025)*
(c)(1)	Opinion of Kroll, LLC, dated as of October 13, 2025 (incorporated herein by reference to Exhibit (c)(1) to a Schedule 13E-3 filed by the Filing Persons with the SEC on October 24, 2025)*
(c)(2)	Discussion Materials prepared by Kroll, LLC for discussion with the Special Committee, dated as of October 13, 2025 (incorporated herein by reference to Exhibit (c)(2) to a Schedule 13E-3 filed by the Filing Persons with the SEC on October 24, 2025)*
(d)(1)	Agreement and Plan of Merger, dated as of October 13, 2025, by and among the Company, Parent and Merger Sub (incorporated herein by reference to Exhibit 99.2 to a Current Report on Form 6-K furnished by the Company to the SEC on October 14, 2025)*
(d)(2)	Subscription Agreement, dated as of October 13, 2025, by and among Parent and the Sponsors (incorporated by reference to Exhibit 99.4 of Schedule 13D/A filed with the SEC by Parent, Ultimate Wise, Noble Pride, Yeung Family Trust, TMF Trust, Mr. Zhou, Mr. Niu, Wisdom Avenue, and Waterflower Investment (collectively, the “13D Filing Persons”) on October 15, 2025)*
(d)(3)	Limited Guarantee, dated as of October 13, 2025, by Mr. Zhou in favor of the Company (incorporated by reference to Exhibit 99.7 of Schedule 13D/A filed with the SEC by 13D Filing Persons on October 15, 2025)*
(d)(4)	Limited Guarantee, dated as of October 13, 2025, by Mr. Niu in favor of the Company (incorporated by reference to Exhibit 99.8 of Schedule 13D/A filed with the SEC by 13D Filing Persons on October 15, 2025)*
(d)(5)	Rollover Agreement, dated as of October 13, 2025, by and among Parent, Merger Sub and Sure Brilliant (incorporated by reference to Exhibit 99.5 of Schedule 13D/A filed with the SEC by 13D Filing Persons on October 15, 2025)*
(d)(6)	Share Transfer Agreement, dated as of October 13, 2025, by and among Merger Sub and Ultimate Wise (incorporated by reference to Exhibit 99.6 of Schedule 13D/A filed with the SEC by 13D Filing Persons on October 15, 2025)*
(f)(1)	Dissent Right. See “Special Factors — Dissenters’ or Appraisal Rights”*
(f)(2)	Section 238 of the Cayman Islands Companies Act (As Revised), Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands (incorporated herein by reference to Exhibit (f)(2) to a Schedule 13E-3 filed by the Filing Persons with the SEC on October 24, 2025)*
(e)	Not applicable
107	Calculation of Filing Fees*

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Dated: December 16, 2025

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

By:	/s/ Jun Zhao
	Name:	Jun Zhao
	Title:	Chairman of the Special Committee of the Board of Directors

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Dated: December 16, 2025

EXCELLENCE EDUCATION INVESTMENT LIMITED

By:	/s/ Meirong Yang
	Name:	Meirong Yang
	Title:	Director

BRIGHT EDUCATION MERGERSUB LIMITED

By:	/s/ Shuting Zhou
	Name:	Shuting Zhou
	Title:	Director

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Dated: December 16, 2025

HONGRU ZHOU

/s/ Hongru Zhou

RUOLEI NIU

/s/ Ruolei Niu

ULTIMATE WISE GROUP LIMITED

By:	/s/ Huiyan Yang
	Name:	Huiyan Yang
	Title:	Director

SURE BRILLIANT GLOBAL LIMITED

By:	/s/ Huiyan Yang
	Name:	Huiyan Yang
	Title:	Director

HUIYAN YANG

/s/ Huiyan Yang

WISDOM AVENUE GLOBAL LIMITED

By:	/s/ Qing Yao
	Name:	Qing Yao
	Title:	Director

WATERFLOWER INVESTMENT LTD.

By:	/s/ Qing Yao
	Name:	Qing Yao
	Title:	Director

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Dated: December 16, 2025

NOBLE PRIDE GLOBAL LIMITED

By:	/s/ YEU Chi Fai
	Name:	YEU Chi Fai
	Title:	Authorized Signatory of S.B. Vanwall Ltd., the Sole Director of Noble Pride Global Limited

YEUNG FAMILY TRUST V

By:	/s/ YEU Chi Fai, FUNG Pui Yuen
	Name:	YEU Chi Fai, FUNG Pui Yuen
	Title:	Authorized Signatories of TMF Trust (HK) Limited, the trustee of Yeung Family Trust V

TMF TRUST (HK) LIMITED

By:	/s/ YEU Chi Fai, FUNG Pui Yuen
	Name:	YEU Chi Fai, FUNG Pui Yuen
	Title:	Authorized Signatories